Exhibit 1

For Immediate Release

Pointer Telocation Reports Q2 2016 Financial Results

Highlights (excluding Shagrir) in the Second Quarter 2016

•	Revenues of $16.2 million; up 15% YoY in local currencies (up 5% in US dollars);

•	Service revenues were $10.2 million; up 20% YoY in local currency terms (up 4% in US dollars);

•	Adjusted EBITDA (from continuing operations) was $2.3 million, up 9% YoY

•	Total MRM subscribers reached 192,000; a 13% increase of 22,000 since Q2 2015 end

Rosh HaAyin, Israel, August 11th, 2016 Pointer Telocation Ltd. (Nasdaq CM: PNTR; TASE: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) services, today announced its financial results for the second quarter of 2016.

On June 8, 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd., through which Pointer carried out its road side assistance (RSA) activities and listed Shagrir's shares for trade on the Tel Aviv Stock Exchange. The results of Shagrir until that date are included in Pointer's results as discontinued operations.

Revenues for the second quarter of 2016 increased 4.6% to $16.2 million as compared to $15.5 million in the second quarter of 2015. In local currency terms, revenues increased by 15%.

Revenues from products in the second quarter of 2016 increased 5.1% to $6 million (37% of revenues) compared to $5.8 million (37% of revenues) in the comparable period of 2015.

Revenues from services in the second quarter of 2016 increased 4.4% to $10.2 million (63% of revenues) compared to $9.7 million (63% of revenues), in the comparable period of 2015. In local currency terms in the territories where the subsidiaries operate, revenue from services increased by 20%.

Gross profit was $7.7 million (47.7% of revenues) compared to $7.2 million (46.7% of revenues) in the second quarter of 2015.

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Non-GAAP operating income was $1.8 million (11% of revenues), compared to $1.6 million (10.6% of revenues) in the second quarter of 2015.

Non-GAAP net income from continuing operations was $1.4 million (9% of revenues), compared with $1.3 million (8.6% of revenues).

Adjusted EBITDA from continuing operations was $2.3 million compared with $2.1 million in the second quarter of 2015, an increase of 9%.

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented: “We are very pleased with our financial results, but just as importantly, with the strategic developments in the quarter. Our spin-off of the Shagrir RSA business culminates a long process which is a key and important part of our long term strategy. It enables Pointer to focus fully on the MRM market, makes our operations more transparent and allows the value inherent in our business to become clearer.”

Mr. Mahlab continued, “In local currency terms, our revenues in the quarter grew strongly by 15% year over year, built on the solid subscriber growth expanding by 13% in the past year. As we have an existing infrastructure in place, we can add each new subscriber at minimal incremental cost. Solid operating leverage is therefore inherent to our business model, and it is also clear given the year-over-year growth of 17% in operating income.”

Mr. Mahlab further noted, “We see new opportunities in our end-markets, in all our target territories. This was evidenced by our recent contract, whereby we are managing the vehicles and personnel responsible for transit control, emergency and contingencies during the Olympic Games currently held in Rio. More generally, we see an uptick in tenders in which we are competing and winning. We continue to invest in sales and marketing as well as R&D, in order to capitalize on these opportunities and on the new solutions we continue to develop. We are also examining potential acquisitions in the markets in which we operate, which will enable us to increase our customer base and further benefit from the leverage in our business model. ”

Conference Call Information Pointer Telocation's management will host a conference call today, at 7:00am Pacific Time, 10:00 Eastern Time, 17:00 Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

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Dial in numbers are as follows:

From the USA: +1-866-744-5399; From Israel: 03-918-0691

A replay will be available a few hours following the call on the company’s website.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and Non-GAAP net income as Non-GAAP financial performance measurements.

We calculate adjusted EBITDA by adding back to net income financial expenses, taxes, depreciation, amortization and impairment of goodwill and intangible assets and the effects of non-cash stock-based compensation expenses.

We calculate Non-GAAP net income by adding back to net income the effects of non-cash stock based compensation expenses, amortization and impairment of long lived assets, non-cash tax expenses and spin-off related expenses and losses.

The purpose of such adjustments is to give an indication of our performance exclusive of Non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Mobile Resource Management, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2016	December 31, 2015
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	7,745	9,347
Trade receivables	11,627	9,494
Other accounts receivable and prepaid expenses	2,360	1,596
Inventories	4,416	4,697
Assets of discontinued operation (*)	-	36,879

Total current assets	26,148	62,013

LONG-TERM ASSETS:
Long term loan to others	820	-
Long-term accounts receivable	499	490
Severance pay fund	3,000	2,740
Property and equipment, net	3,614	3,278
Other intangible assets, net	398	443
Goodwill	32,208	31,388
Deferred tax asset	2,202	3,086

Total long-term assets	42,741	41,425

Total assets	68,889	103,438

(*) Excluding cash and cash equivalents

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	4,572	4,820
Trade payables	5,871	4,651
Deferred revenues and customer advances	735	671
Other accounts payable and accrued expenses	6,160	5,168
Liabilities of discontinued operation	-	21,105

Total current liabilities	17,338	36,415

LONG-TERM LIABILITIES:
Long-term loans from banks	6,340	8,385
Deferred taxes and other long-term liabilities	331	258
Accrued severance pay	3,429	3,345

Total long term liabilities	10,100	11,988

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,775	5,770
Additional paid-in capital	128,183	128,410
Accumulated other comprehensive loss	(5,351)	(6,254)
Accumulated deficit	(87,316)	(71,822)

Total Pointer Telocation Ltd's shareholders' equity	41,291	56,104

Non-controlling interest	160	(1,069)

Total equity	41,451	55,035

Total liabilities and equity	68,889	103,438

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Revenues:
Products	11,555	11,535	6,048	5,753	22,266
Services	19,485	19,368	10,166	9,738	38,301

Total revenues	31,040	30,903	16,214	15,491	60,567

Cost of revenues:
Products	7,178	6,906	3,782	3,583	13,435
Services	8,774	9,372	4,702	4,673	17,879

Total cost of revenues	15,952	16,278	8,484	8,256	31,314

Gross profit	15,088	14,625	7,730	7,235	29,253

Operating expenses:
Research and development	1,824	1,718	919	824	3,409
Selling and marketing	5,615	5,079	2,968	2,640	10,468
General and administrative	4,227	4,391	2,093	2,220	9,278
Amortization of intangible assets	195	292	105	140	538
Impairment of intangible and tangible assets	-	-	-	-	917

Total operating expenses	11,861	11,480	6,085	5,824	24,610

Operating income	3,227	3,145	1,645	1,411	4,643
Financial expenses (income), net	243	(221)	323	147	63
Other expenses (income), net	(4)	13	2	13	10

Income before taxes on income	2,988	3,353	1,320	1,251	4,570
Taxes on income	854	645	276	309	1,307

Income from continuing operations	2,134	2,708	1,044	942	3,263
Income (loss) from discontinued operations, net	154	57	(168)	(41)	535
Net income	2,288	2,765	876	901	3,798

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited

Profit (loss) from continuing operations attributable to:	2,123	2,765	1,037	1,004	3,338
Equity holders of the parent	11	(57)	7	(62)	(75)
Non-controlling interests

	2,134	2,708	1,044	942	3,263

Profit (loss) from discontinued operations attributable to:
Equity holders of the parent	120	103	(175)	(1)	607
Non-controlling interests	34	(46)	7	(40)	(72)

	154	57	(168)	(41)	535

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$0.29	$0.37	$0.11	$0.13	$0.51

Diluted net earnings (loss) per share	$0.28	$0.36	$0.11	$0.13	$0.50

Weighted average -Basic number of shares	7,787,009	7,694,976	7,789,365	7,701,317	7,725,246

Weighted average – fully diluted number of shares	7,924,421	7,961,010	7,934,321	7,957,222	7,938,489

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	$2,288	$2,765	$876	$901	$3,798

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,775	1,985	877	979	3,959
Impairment of tangible and intangible assets	-	-	-	-	917
Accrued interest and exchange rate changes of debenture and long-term loans	74	10	290	376	(888)
Accrued severance pay, net	121	(38)	74	(6)	17
Gain from sale of property and equipment, net	(179)	(72)	(53)	(38)	(143)
Stock-based compensation	94	174	36	83	309
Decrease in restricted cash	-	62	-	-	62
Decrease in trade receivables, net	(4,284)	(513)	(585)	(10)	(236)
Increase in other accounts receivable and prepaid expenses	(906)	(1,060)	(249)	(1,106)	(469)
Decrease (increase) in inventories	443	(180)	207	(171)	658
Decrease Deferred income taxes	1,038	387	248	197	1,080
Decrease (increase) in long-term accounts receivable	(9)	14	126	12	(91)
Increase in trade payables	2,042	900	296	837	1,277
Increase (decrease) in other accounts payable and accrued expenses	2,460	(291)	1,293	(701)	(1,448)

Net cash provided by operating activities	4,957	4,143	3,436	1,353	8,802

Cash flows from investing activities:
Purchase of property and equipment	(2,861)	(1,354)	(1,284)	(769)	(3,616)
Purchase of other intangible assets	(115)	-	(115)	-	-
Proceeds from sale of property and equipment	594	648	118	337	1,266

Net cash used in investing activities	(2,382)	(706)	(1,281)	(432)	(2,350)

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited		Unaudited

Cash flows from financing activities:

Receipt of long-term loans from banks	95	15,103	-	4,546	14,934
Repayment of long-term loans from banks	(2,250)	(17,729)	(1,123)	(6,335)	(19,503)
Repayment of long-term loans from shareholders	-	(32)	-	(19)	-
Proceeds from issuance of shares and exercise of options, net of issuance costs	-	6	-	-	15
Short-term bank credit, net	128	(486)	83	(18)	(915)
Distribution as a dividend in kind of previously consolidated subsidiary (a)	(1,870)	-	(1,870)	-	-

Net cash used in financing activities	(3,897)	(3,138)	(2,910)	(1,826)	(5,469)

Effect of exchange rate on cash and cash equivalents	(280)	(409)	(155)	1,098	(193)

Increase (decrease) in cash and cash equivalents	(1,602)	(110)	(910)	193	790
Cash and cash equivalents at the beginning of the period	$9,347	8,557	$8,655	8,254	8,557

Cash and cash equivalents at the end of the period	$7,745	$8,447	$7,745	$8,447	$9,347

(a)	Distribution as a dividend in kind of previously consolidated subsidiary:

	The subsidiaries' assets and liabilities at date of distribution:

	Working capital (excluding cash and cash equivalents)	(5,443)	-	(5,443)	-	-
	Property and equipment	7,048	-	7,048	-	-
	Goodwill and other intangible assets	15,883	-	15,883	-	-
	Other long term liabilities	(1,781)	-	(1,781)	-	-
	Non-controlling interest	373	-	373	-	-
	Accumulated other comprehensive loss	(213)	-	(213)	-	-
	Dividend in kind	(17,737)	-	(17,737)	-	-

		$(1,870)	$-	$(1,870)	$-	$-

- - - - - - -

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands (except share and per share data)

The following table reconciles the GAAP to non-GAAP operating results:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015

GAAP gross profit	15,088	14,625	7,730	7,235	29,253
Stock-based compensation expenses	4	6	1	3	11
Non-GAAP gross profit	15,092	14,631	7,731	7,238	29,264

GAAP operating expenses	11,861	11,480	6,085	5,824	24,610
Stock-based compensation expenses	90	168	35	80	298
Amortization and impairment of long lived assets	195	292	105	140	1,455
Non-GAAP operating expenses	11,576	11,020	5,945	5,604	22,857

GAAP operating income	3,227	3,145	1,645	1,411	4,643

Non-GAAP operating income	3,516	3,611	1,786	1,634	6,407

GAAP net income from continuing operations	2,134	2,708	1,044	942	3,263
Stock-based compensation	94	174	36	83	309
Amortization and impairment of long lived assets	195	292	105	140	1,455
Non cash tax expenses	854	343	276	165	1,307
Non-GAAP net income from continuing operations	$3,277	$3,517	$1,461	$1,330	$6,334

Income (loss) from discontinued operation	154	57	(168)	(41)	535
Non cash tax expenses	249	110	91	46	97
Spin-off related expenses and losses	349	-	349	-	-
Amortization and impairment of long lived assets	67	98	28	50	197
Non-GAAP net income	$4,096	$3,782	$1,761	$1,385	$7,163

Non-GAAP net income per share from continuing operations - Diluted	$0.41	$0.44	$0.18	$0.17	$0.80
Non-GAAP weighted average number of shares - Diluted*	7,924,421	7,961,010	7,934,321	7,957,222	7,938,489

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

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POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADJUSTED EBITDA

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015

GAAP Net income from continuing operations as reported:	$2,134	$2,708	$1,044	$942	$3,263

Financial expenses (income), net	243	(221)	323	147	63
Tax on income	854	645	276	309	1,307
Stock based compensation expenses	94	174	36	83	309
Depreciation, amortization and impairment of goodwill and intangible assets	1,109	1,216	591	600	3,157

Adjusted EBITDA from continuing operations	$4,434	$4,522	$2,270	$2,081	$8,099

Income (loss) from discontinued operation	154	57	(168)	(41)	535
Financial expenses (income), net	47	398	28	224	806
Tax on income	249	110	91	46	97
Depreciation, amortization and impairment of goodwill and intangible assets	668	769	288	380	1,719

Adjusted EBITDA	$5,552	$5,856	$2,489	$2,690	$11,256

- - - - - - -

Contact:
Zvi Fried, V.P. and Chief Financial Officer
Tel.: +972-3-572 3111
E-mail: zvif@pointer.com

Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel: +1-646-688-3559
E-mail: pointer@gkir.com

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